Filed by Obsidian Energy Ltd.

(Commission File No. 001-32895)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Bonterra Energy Corp.

Obsidian Energy Provides Compelling Reasons why Bonterra Shareholders Should Tender their Shares to the Offer

•     Combination Creates a Stronger Company with a Far Superior Future

•     Markets are rewarding Consolidation with Share Price Appreciation

CALGARY, January 14, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy” or the “Company”) today provided Bonterra Energy Corp. (“Bonterra”) shareholders with compelling reasons why combining Bonterra and Obsidian Energy is in their best interests through increased shareholder value.

“Our in-depth financial and operational analysis clearly shows that the value as a combined entity results in far greater share price appreciation and upside than either company could achieve on a stand-alone basis under a variety of commodity price scenarios,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “The pace of consolidation in the industry has increased substantially with recent deal announcements in both the mid and large cap space, which the market has rewarded with significant share price appreciation. It is becoming clear that companies who do not act may be left behind to the detriment of their shareholders. Notwithstanding these obvious market trends, Bonterra’s management team and board has refused to engage. As a result, if Bonterra shareholders truly want to protect and grow the value of their investment, they need to take matters into their own hands.”

Obsidian Energy urges Bonterra shareholders to be part of a stronger company with a far superior future by accepting the Company’s offer (the “Offer”) to purchase all of the outstanding Bonterra common shares (“Bonterra Shares”) in consideration for two Obsidian Energy common shares for each Bonterra Share tendered to the Offer. The transaction is compelling and in the best interests of Bonterra shareholders for the following reasons:

Industry consolidation has gained momentum and is being rewarded in the public markets. Industry consolidation has accelerated over the past few months as certain boards have seized opportunities to build increased scale, efficiency and resilience consistent with the feedback from capital markets:

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In Canada, recent consolidation announcements have spanned companies of all sizes, with companies such as Cenovus Energy Inc., Whitecap Resources Inc. and Tamarack Valley Energy Ltd., among others, rewarded for consolidation with share price appreciation.

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Larger and more efficient companies, like a combined Obsidian Energy and Bonterra, can generate increased free cash flow, allowing for debt reduction and value creation for shareholders while also reducing reliance on semi-annual credit facility redeterminations by diversifying debt funding sources.

The combination creates the ‘Cardium Champion’ – a larger, more efficient and focused company with the financial and operational strength to act on future growth and value enhancing opportunities. Some of the benefits of the combining Obsidian Energy and Bonterra include:

•	Meaningful Scale: Positions the combined company as the largest Cardium producer and a top 20 Western Canadian oil producer, focused on light oil development with low decline rates.

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Solid Position for Growth: Strong operating platform with a lower cost structure, improved capital efficiencies and the ability to generate substantially more free cash flow, allowing for reduced debt levels, an improved financial position, greater funds flow from operations per share and a clear path to significant share price appreciation.

•	Well Positioned for Further Consolidation: The combined entity would be over twice the size of any other Cardium-focused company, placing it in a position of strength for future Cardium consolidation.

Management has a solid strategy and plan to improve shareholder value, which is expected to result in share appreciation as a combined entity. The strategy includes:

•	Spending within cash flow while growing production and reducing debt levels.

•	Driving further cost efficiencies to free up additional cash flow for reinvestment into the highest return drilling opportunities in the Cardium, which are largely located on Obsidian Energy’s lands.

•	Actively and prudently manage decommissioning liabilities, utilizing provincial grants and reutilizing wells where possible to reduce the overall future impact.

•	Continuing to execute additional consolidation opportunities to create shareholder value.

•	Returning capital to shareholders by ultimately restoring a dividend.

Obsidian Energy’s current management team has built a track record as one of the most efficient companies among its industry peers. We have:

•	Considerable experience and expertise drilling and developing assets in the Cardium and Western Canadian Sedimentary Basin.

•	Increased the quality and quantity of inventory of our Cardium assets, which have shallow declines and high netbacks.

•	Improved cost efficiencies in G&A, capital spending, operating costs and decommissioning expenditures.

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Increased free cash flow, providing additional funds for reinvestment. Contrary to Bonterra’s unfounded claims, Obsidian Energy generated $92 million in funds flow from operations in the first three quarters of 2020, over three times more than Bonterra, resulting in over $37 million of free cash flow after capital and decommissioning expenditures.

•	Significantly reduced debt levels and improved metrics. The Company lowered debt levels by $25 million since March 31, 2020 through the COVID-19 pandemic, while Bonterra increased its debt level.

Bonterra’s board of directors is ignoring the benefits of industry consolidation and has not offered any realistic plan as to how it will create share price appreciation. Bonterra’s current plan is based on continued oil price recovery and increasing debt to maintain or grow production. This is not a sustainable strategy and raises significant concerns:

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Bonterra’s plan neglects the growing trend and reward of consolidation, risking being left behind as companies combine to access greater efficiencies, improved financial positions and higher share prices.

•	Bonterra’s plan assumes capital efficiencies and improved operating results that the company has not been able to achieve historically.

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Bonterra’s debt leverage multiples are the highest in the peer group, and management plans to outspend 2021 cash flow to grow 2021 production. Should commodity prices decrease or Bonterra fail to meet its execution targets, Bonterra may be in a critical position considering the bank redetermination of the borrowing base in June 2021 with lenders who may demand repayment.

Stephen Loukas continued, “While we have provided a compelling strategy to create the ‘Cardium Champion’ and benefit shareholders of both companies through the upside of consolidation, Bonterra’s board of directors has ignored the market’s expectations and the opportunity to create significant value for their shareholders. We urge Bonterra shareholders to review the Offer documents, accept the Offer to tender your shares and be part of a stronger company with better upside and a far superior future.”

Additional detail about these and other compelling reasons to tender Bonterra Shares to the offer including analysis, graphs, charts and supporting information can be found in the original take over bid circular dated September 21, 2020, as varied by a Notice of Extension, Variation and Change filed with Canadian securities regulators on December 22, 2020 (collectively, the “Offer Documents”), information and presentations on Obsidian Energy’s website. Bonterra shareholders are encouraged to review this information in their decision to tender their Bonterra Shares.

OFFER INFORMATION AND HOW TO TENDER SHARES

The Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on Monday, January 25, 2021, unless extended, accelerated or withdrawn.

As set out in further detail in the Offer Documents , the Offer is subject to certain conditions, including: that the Bonterra Shares validly deposited to the Offer, and not withdrawn, represent more than 50% of the then outstanding Bonterra Shares (on a fully-diluted basis) and certain regulatory and third party approvals (as outlined in the Offer Documents) have been obtained, and other customary conditions. Subject to applicable law, Obsidian Energy reserves the right to withdraw, accelerate or extend the Offer and to not take up and pay for any Bonterra Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or, if applicable, waived by Obsidian Energy at or prior to the expiry of the Offer. Bonterra shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety, since they contain additional important information regarding Obsidian Energy and the terms and conditions of the Offer as well as detailed instructions on how Bonterra shareholders can tender their Bonterra Shares to the Offer. Bonterra shareholders can also view the Offer specific webpage on Obsidian Energy’s website, where they can review the Offer presentation, letter to Bonterra shareholders and other key information related to the Offer.

If you have questions or to tender your Bonterra Shares, you can contact Kingsdale Advisors, our information agent and depositary for the Offer, at 1-888-564-7333 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at contactus@kingsdaleadvisors.com.

ADDITIONAL READER ADVISORIES

NO OFFER OR SOLICITATION

This news release does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities of Obsidian Energy or Bonterra. The Offer is subject to a registration statement (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended. The Registration Statement includes various documents related to such offer and sale. OBSIDIAN ENERGY URGES INVESTORS AND SHAREHOLDERS OF BONTERRA TO READ THE REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of such registration statement, as well as other relevant filings regarding Obsidian Energy or the Offer, at the SEC’s website (www.sec.gov) under the issuer profile for Obsidian Energy, or on request without charge from the Corporate Secretary of Obsidian Energy at Suite 200, 207 – 9th Avenue, SW, Calgary, Alberta T2P 1K3.

NON-GAAP MEASURES

This news release contains references to certain financial measures including funds flow from operations (“FFO”), cash flow, free cash flow, netback and debt which do not have a standardized meaning prescribed by International Financial Reporting Standards and therefore are considered non-GAAP measures;

accordingly, they may not be comparable to similar measures provided by other issuers. FFO is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, office lease settlements, the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. FFO is used to assess the Company’s ability to fund its planned capital programs. Cash flow is funds flow from operations before changes in any non-cash working capital changes and decommissioning expenditures. Free cash flow is funds flow from operations less capital and decommissioning expenditures. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. Debt is bank debt, notes and, solely in respect of Bonterra, subordinated debt (including the subordinated note(s) issued by Bonterra to private related party investors).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the anticipated strategic, operational and financial benefits and synergies that may result from the proposed combination between Obsidian Energy and Bonterra including: that the combined entity would result in far greater share price appreciation and upside than either company could achieve on a stand-alone basis; that the combination between Obsidian Energy and Bonterra would create a stronger company with a far superior future, lower cost structure and improved capital efficiencies, generate increased free cash flow, and reduce reliance on semi-annual credit facility redeterminations; the ability of the combined company to undertake future Cardium consolidation; and expectations relating to growing production and reducing debt levels and returning capital to shareholders by restoring a dividend.

With respect to forward-looking statements contained in this document, Obsidian Energy has made assumptions regarding, among other things: that Obsidian Energy, which is subject to a short term extension on its senior revolving credit facility and Bonterra each continue to obtain extensions in respect of their facilities and otherwise continue to satisfy the applicable covenants under their respective senior revolving credit facilities, including following the completion of the Offer and any subsequent second step transaction, the ability to complete the Offer and the proposed combination, integrate Obsidian Energy’s and Bonterra’s businesses and operations and realize financial, operational and other synergies from the proposed combination; that each of Obsidian Energy, Bonterra and, following the completion of the Offer, the combined entity will have the ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand; that the combined entity’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; that Bonterra’s publicly available information, including its public reports and securities filings as of January 13, 2021, are accurate and complete; global energy policies going forward, including the continued agreement of members of OPEC, Russia and other nations to adhere to existing production quotas or further reduce production quotas; Obsidian Energy’s ability to execute on its plans as described herein and in its other disclosure documents and the impact that the successful execution of such plans will have on Obsidian Energy and, following the combination, the combined entity and the combined entities’ respective stakeholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, West Texas Intermediate (WTI) and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; the ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; the combined entity’s ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; the combined entity’s ability to market its oil and natural gas successfully to current and new customers; the combined entity’s ability to obtain financing on acceptable terms; and the combined entity’s ability to add production and reserves through development and exploitation activities.

Although Obsidian Energy believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause actual performance and financial results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Such assumptions, risks and uncertainties are described in the Offer Documents, Obsidian Energy’s Annual Information Form for the year ended December 31, 2019 and other public filings, available in Canada on SEDAR at www.sedar.com, in the United States on EDGAR at www.sec.gov, and on the Company’s website at www.obsidianenergy.com. Readers are cautioned that such assumptions, risks and uncertainties should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

KEY CONTACTS

OFFER INFORMATION AGENT AND DEPOSITARY

Kingsdale Advisors

North American Toll-Free: 1-888-564-7333

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

MEDIA

Lisa Ottmann, Partner

Longview Communications & Public Affairs

Cell: 403-606 0866

Email: lottmann@longviewcomms.ca

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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